August 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Alixo-Yolloo Corporation

Re: Alixo-Yolloo Corporation

Registration Statement on Form S-1

Filed June 22, 2023

File No. 333-272825

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated July 19, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Roman Zhezhel, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-272825) that was initially submitted to the Commission on 22th of June (the “Registration Statement”). The Company is submitting Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 1 as marked.

Form S-1 filed June 22, 2023

Summary Financial Information, page 10

1.We note that total stockholder's deficit at February 28, 2023 in the table here does not agree with total stockholders' equity in the balance sheet. Please revise.

RESPONSE:

Our financial statements have been updated to May 31, 2023.

Risk Factors

Because Our Board of Directors Outside of the United States..., page 13

2.You state that your principal office is in Miami, FL but your principal operations are located outside of the United States and your directors are not residents of the United States. Please disclose the location of your principal operations and the location of your directors in the prospectus summary and risk factors.

RESPONSE:

We maintain our administrative office at 1065 SW 8th St, Miami, FL, for communication and correspondence purposes. However, our principal operational activities are centered at Business Center Sunkar, Building 47B, Aktau, 130002 Kazakhstan.

While our principal office is located in Kazakhstan, our operations are conducted worldwide. We plan to operate worldwide, and our activities extend to various international locations.

BECAUSE OUR BOARD OF DIRECTORS RESIDES OUTSIDE OF THE UNITED STATES, IT MAY BE DIFFICULT...p. 13

Management's Discussion and Analysis or Plan of Operation Results of Operations, page 23

3.We note that you generated $2,245 revenue in fiscal year 2022, but $0 revenue in fiscal year 2023. Please clarify the nature of that revenue and if it is related to your ongoing business of the Alixo app. or the API rental business.

RESPONSE:

Please note that $2,245 in fiscal year 2022 originated from selling a Mobile App Template acquired from IT Pluuto through the APP TEMPLATE PURCHASE AGREEMENT dated July 27, 2021. Despite being acquired to fulfill specific business needs, its unsuitability for our intended purposes and goals became apparent upon implementation.

Description of Business, page 25

4.We note that you refer to yourself as a development stage company on page 27 and that your business plan includes continuously improving the user experience of your products and services. Please address the following:

1.Clarify the completeness of the development of Alixo and whether it is still in the beta or testing stage, or if it is available for full commercialization.

2.Clarify whether there is a cost to currently download the Alixo app from Google Play store or any application distributor.

3.Clarify the number of downloads and registered users of your Alixo app.

4.Clarify whether your API library currently exists and the size and scope of the APIs currently available for rent.

5.Clarify whether you must have an agreement with popular music streaming services for your app. to operate, such as licenses for their APIs.

6.Clarify how or who maintains, services, updates, or provides support for the Alixo app or API rental service.

RESPONSE:

1. The Company has completed its development stage, and the application has undergone testing and quality assurance. The application has reached a state of readiness for operational deployment. The release of the application on April 18, 2023 has been made available to the public on the Google Play app store for free download and as of now, there is no implementation of monetization strategies.

2.As of the last update in April 2023, there is no cost to download the Alixo app from the Google Play Store. The app is available for free download, and users can install it on their devices without having to pay any charges.

3. As of the moment, the Alixo app has not experienced any downloads or registered users due to the fact that it has not been promoted or marketed yet.

4. Our app employs a neural network database purchased through Database Acquisition Agreement as of January 18, 2023 with Simon Tide Kft., enabling track recognition based on unique imprints among approximately 70 million songs. This library serves as a base for both our app and as API product. This agreement has been filed as Exhibit 10.2.

5. Our app's primary purpose is to identify songs using audio snippets provided by users without allowing access to full tracks or copyrighted content. For that reason, it does not require direct agreements with music streaming services. The app's functionality is limited to basic identification, which doesn't involve reproducing or distributing copyrighted material.

6. According to the company’s prospectus, our directors are responsible for all of our operations, including the development and promotion of the mobile app ‘Alixo’ and the Company´s website.

5. Please briefly describe how the Alixo app was developed. We note, for example, that you have nearly $35,000 in acquired intangible assets on your balance sheet. Please clarify if the Alixo app was developed internally, either by your founders or through a contractor, or if it was primarily acquired. If it was acquired, please describe the terms of that acquisition as appropriate.

RESPONSE:

The Alixo app has been developed internally through IT Pluuto. Application Code Purchase & Development Agreement was entered into as of January 25, 2023 between Alixo-Yolloo Inc. and IT Pluuto and has been filed as Exhibit 10.3. The company has included this disclosure to its prospectus. Additionally, Database Acquisition Agreement was made on January 18, 2023 between the Alixo-Yolloo Inc. and Simon Tide Kft.

6. Please clarify the basis for your belief that the Alixo app “will be widely popular,” “gaining popularity,” or “the app’s popularity will continue to rise.” Provide actual user or revenue information to support such assertions.

RESPONSE:

Thank you for your comment. We have removed speculative language from the filing. As of the date, the app has not generated any revenue. We will provide user and revenue data once available.

Director, Executive Officer, Promoter and Control Person, page 30

7. Please describe the role of your management as to the operations of your company. Your sole officer is listed as Roman Zhezhel, but you disclose that your director Rassul Sadakbayev is responsible for all your operations. Please clarify the role of Zhezhel in the development and operation of your business.

RESPONSE:

The company has revised its prospectus. Both Roman Zhezhel and Rassul Sadakbayev are directors of Alixo-Yolloo and are responsible for managing our company's operations. Rassul Sadakbayev oversees and leads the day-to-day operations of our business, managing resources, and meeting operational goals.

On the other hand, Roman Zhezhel is responsible for a specific aspect of our company's operations, namely the development and management of our products.

8. Please revise your management biographies to clarify whether Mr. Zhezhel has any full-time employment or business ventures that require a material amount of time outside of his duties at Alixo-Yolloo.

RESPONSE:

We confirm that Mr. Zhezhel does not have any full-time employment or business ventures that require a material amount of his time outside of his duties at Alixo-Yolloo Inc. As the President, Director, Treasurer, and Secretary of the company, Mr. Zhezhel is fully devoted to his responsibilities and is actively engaged in driving the operations and strategic direction of Alixo-Yolloo Inc.

me

Certain Relationships and Related Transactions, page 33

9. Please disclose whether Mr. Sadakbayev may demand repayment of his loans to you at any time. Also, clarify your disclosure that "Mr. Sadakbayev has no formal commitment, arrangement, or legal obligation to advance or loan funds to the company." We note that you filed a loan agreement made in 2019 between the company and Mr. Sadakbayev. Clarify whether the loan agreement is non-binding and/or whether the agreement has been amended.

RESPONSE:

The agreement specifies that repayment to Mr. Sadakbayev will occur from the revenues of the company, but only when it starts earning significant revenues.

Plan of Distribution, page 34

10. You state that the offering will continue for one year (365 days) but state elsewhere that the offering is for 240 days. Please revise.

RESPONSE:

The company has revised its disclosure.

General

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

We must clarify that we have not engaged in any written communications with potential investors in connection with Section 5(d) of the Securities Act. Our board of directors has primarily focused on attracting investors through oral communications, mainly from their friends and acquaintances.

As a result, we do not possess any written communications as defined under Rule 405 of the Securities Act to provide in response to your request.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

ALIXO-YOLLO CORPORATION

By: /s/ Roman Zhezhel

Roman Zhezhel,

Director, President, Treasurer

and Secretary